UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 1-4797

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	36-1258310
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code) 847-724-7500

ITW Bargaining Savings and Investment Plan
Financial Statements
As of December 31, 2013 and 2012
Plan Number 039

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Steering
Committee of Illinois Tool Works/Plan Administrator
We have audited the accompanying statements of net assets available for benefits of the ITW Bargaining Savings and Investment Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By:/s/Grant Thornton LLP
Chicago, Illinois
June 26, 2014

ITW Bargaining Savings and Investment Plan

Financial Statements and Schedule
as of December 31, 2013 and 2012

Employer Identification Number 36-1258310
Plan Number 039

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2013 and 2012

Employer Identification Number 36-1258310, Plan Number 039

	2013	2012
ASSETS:
Receivables
Notes receivable from participants	$945,876	$876,616
Other income	276	21
Total receivables	946,152	876,637

Investments at fair value
Plan’s interest in Master Trust	15,499,767	17,301,823

Total assets	16,445,919	18,178,460

LIABILITIES:
Administrative expenses payable	5,636	4,958

Net assets reflecting all investments at fair value	16,440,283	18,173,502

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	$(41,194)	$(46,790)

NET ASSETS AVAILABLE FOR BENEFITS	$16,399,089	$18,126,712

The accompanying notes to financial statements
are an integral part of these statements.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2013

Employer Identification Number 36-1258310, Plan Number 039

INCREASES (DECREASES):
Contributions
Company	$359,996
Participant	566,589
Total contributions	926,585

Investment gain
Plan’s interest in Master Trust net investment gain	1,881,595

Interest income on notes receivable from participants	26,349

Benefits paid to participants	(3,803,612)

Administrative expenses	(27,947)

Net decrease before net transfers to other plans	(997,030)

Net transfer to other plan (Note 10)	(730,593)
Net decrease	(1,727,623)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	18,126,712
End of year	$16,399,089

The accompanying notes to financial statements
are an integral part of this statement.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Employer Identification Number 36-1258310, Plan Number 039

1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Bargaining Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which employees covered by collective bargaining agreements of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the “Company”), are eligible to participate in the Plan as determined by the collective bargaining agreements. Established on January 1, 1991, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the “Master Trust”) at The Northern Trust Company (the “Trustee”). The Trustee also serves as an investment advisor of The Northern Trust Company funds. ING (the “Recordkeeper”) serves as a recordkeeper of the Plan.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts. In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation.

Participants may change their contribution percentages with each payroll period.

Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch-up” contribution, is subject to an annual maximum amount.

Participant and Company contributions may begin with the attainment of the eligibility requirements of the Plan. The Company provides a contribution based on formulas set forth for each collectively bargained group of the Company.

Contributions are subject to certain limitations.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Funds

The Plan offers two investment paths and each path offers a mix of investments with different strategies, objectives and risk/reward potentials. Participants may only select one path but may change paths at any time, subject to certain restrictions. Within the first path, participants choose a fund based on the date closest to their retirement or need for savings. Participants may choose from a combination of any six core funds in the second path.

Vesting

Participants’ interest in their employee and Company contribution accounts are fully vested at all times.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their account. Loans bear a reasonable rate of interest based on prevailing market rates, are secured by a portion of the participant’s account and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds; the participant’s account is credited with the interest payments made pursuant to the loan agreements. Principal and interest is paid ratably through payroll deductions.

Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balance. Additional optional payment forms are available at the election of the participant, in accordance with the plan document.

2.    SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the Plan’s interest of fair value of the investment contracts held in the
Master Trust as well as the Plan’s interest of the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a complete description of the valuation methodologies used for assets measured at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the participants’ accounts and amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Net Appreciation/ (Depreciation)

Net appreciation/(depreciation) on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan in Master Trust net investment gain or (loss).

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan may be paid from Plan assets to the extent permissible by the Plan document. Expenses are identified as either specific or common fees. Specific fees, if any, are charged entirely to the Plan. Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

3.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s investments in the Master Trust include fully benefit-responsive investment contracts in the Stable Asset Fund. The accounts for these contracts are credited with contributions and earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Through the Stable Asset Fund, the Plan also holds synthetic investment contracts. A synthetic investment contract includes a wrapper fee, which is a risk charge in order to credit participant accounts with contract value over the term of the agreement.

Investment contracts provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments at the time of computation.

The average yields based on actual earnings were approximately 1.9% for 2013 and 3.1% for 2012. The average yields based on interest rate credited to participants were approximately 1.7% for 2013 and 2.2% for 2012.

Although the investment contracts are reported at fair value as described in Note 2 and Note 5, contract value is applied to participant account balances since that is the amount participants would receive if they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events, such as Plan termination, may limit the ability of the Plan to transact at contract value with the issuer.

The Company does not believe that the occurrence of any such event is probable.

4. MASTER TRUST

Through the Master Trust agreement, three investment accounts were established to accommodate the investment assets of the Plan and other Company sponsored retirement plans. Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans’ Investment Account (the “DC Investment Account”). The Plan’s interest in the DC Investment Account has an interest in the ITW Collective Defined Benefit and Defined Contribution Plans’ Investment Account (the “Collective Investment Account”). The Plan does not have an interest in the ITW Defined Benefit Plans’ Investment Account (the “DB Investment Account”). Plan investments and investment income reported in the Plan’s financial statements represent the Plan’s interest of the corresponding total of the Master Trust net assets and investment income.

The net assets in the DC Investment Account as of December 31, 2013 and 2012 are as follows:

	2013	2012
Assets
Interest and dividends receivable	$3,028,680	$1,600,311

Investments at fair value
Interest-bearing cash	5,879,568	77,561
Interest in collective trust funds	1,245,952,527	1,201,846,063
Interest in Collective Investment Account	329,962,779	277,534,479
Interest in mutual funds	322,382,715	457,285,023
Investment contracts with insurance companies	483,619,645	456,501,269
Company common stock	397,978,218	323,576,699
Common stock	139,651,714	—
Real estate	16,056,585	—
Total investments	2,941,483,751	2,716,821,094

Total assets	2,944,512,431	2,718,421,405

Liabilities
Operating payables	2,027,918	1,828,123

DC Investment Account Net Assets	$2,942,484,513	$2,716,593,282

For the year ended December 31, 2013, the net earnings on investments in the DC Investment Account are as follows:

Interest from interest-bearing cash	$3,885
Interest from investment contracts with insurance companies	9,537,639
Company common stock dividends	7,767,120
Common stock dividends	418,337
Net gain on sale of common stock	9,632,507
Unrealized appreciation of common stock	112,530,547
Net investment gain from collective trust funds	141,100,745
Net investment gain from Collective Investment Account	86,835,927
Net investment gain from mutual funds	77,473,843
Net gain from real estate	221,167
Investment management fee	(930,036)
Net investment gain	$444,591,681

The Plan’s interest in the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan’s interest in the DC Investment Account net investment gain represents an allocation of the common gain. The Plan’s interest in the DC Investment Account assets and the net investment gain was 0.5% at December 31, 2013 and 0.6% at December 31, 2012.

The Plan’s interest in the DC Investment Account includes an interest in the Collective Investment Account. The net assets in the Collective Investment Account as of December 31, 2013 and 2012 are as follows:

	2013	2012
Assets
Noninterest-bearing cash	$29,784	$75,554

Receivables
Interest and dividends	1,050,000	2,507,875
Due from brokers	3,161,970	—
Total receivables	4,211,970	2,507,875

Investments at fair value
Interest bearing cash	2,618,871	2,503,353
Interest in collective trust funds	16,270,923	15,338,874
Corporate bonds	805,967	—
Preferred stock	2,348,129	2,686,467
Common stocks	617,269,400	543,369,474
Real estate	2,306,236	407,542
Total investments	641,619,526	564,305,710

Total assets	645,861,280	566,889,139

Liabilities
Operating payables	989,071	892,839
Due to brokers and other liabilities	3,117,118	3,088,940
Total liabilities	4,106,189	3,981,779
Collective Investment Account Net Assets	$641,755,091	$562,907,360

For the year ended December 31, 2013, the net earnings on investments of the Collective Investment Account are as follows:

Interest from interest-bearing cash	$7,734
Preferred stock dividends	36,468
Common stock dividends	12,138,699
Net gain on sale of common stocks	40,826,097
Unrealized appreciation of common stock	119,811,324
Net investment gain from collective trust funds	273,736
Net investment gain from real estate income	8,145
Investment management fee	(3,846,853)
Net investment gain	$169,255,350

The Plan’s interest in the Collective Investment Account assets and net investment income represents the specific assets which are identifiable to the Plan and an allocation of the common assets and income. The Plan’s interest in the Collective Investment Account net investment income represents an allocation of the common income. The Plan’s interest in the Collective Investment Account net assets and the net investment gain was 0.3% at December 31, 2013 and 2012.

5.    FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The valuation inputs for the three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2
Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Interest-bearing cash is recorded at cost, which approximates fair value.

Collective trust funds are valued using the net asset value provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.

Mutual funds are traded in active markets and are valued based on quoted net asset value of shares held by the Master Trust investment accounts at year end.

Investment contracts with insurance companies are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations (Note 3).

Synthetic investment contracts held in the DC Investment Account are valued at representative quoted market prices of the underlying investments. This means that the current market value of such contracts is discounted by wrap fees underlying the contract. Since the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, management evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms while others are substantiated utilizing available market data.

Common and preferred stock is valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, DC Investment Account’s and Collective Investment Account’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
DC Investment Account
Cash & cash equivalents	$5,879,568	$—	$—	$5,879,568
Mutual funds
Diversified bond funds	113,463,485	—	—	113,463,485
Diversified foreign stock funds	208,919,230	—	—	208,919,230
Collective trust funds
Diversified bond funds (a)	—	443,009,355	—	443,009,355
Large company U.S. stock funds (b)	—	489,569,822	—	489,569,822
Mid & small company U.S. stock funds (c)	—	130,466,124	—	130,466,124
Diversified foreign stock funds (d)	—	182,907,226	—	182,907,226
Company common stock	397,978,218	—	—	397,978,218
Common stock	139,651,714	—	—	139,651,714
Interest in Collective Investment Account
Cash & cash equivalents	1,346,795	—	—	1,346,795
Collective short-term investment fund (e)	—	8,367,574	—	8,367,574
Corporate bonds	—	414,481	—	414,481
Preferred stock	1,207,561	—	—	1,207,561
Common stock	317,440,350	—	—	317,440,350
Real estate	1,186,018	—	—	1,186,018
Investment contracts with insurance companies
Guaranteed investment contracts	—	—	255,432,412	255,432,412
Synthetic investment contracts	—	228,187,233	—	228,187,233
Real estate	16,056,585	—	—	16,056,585
Total investments at fair value	$1,203,129,524	$1,482,921,815	$255,432,412	$2,941,483,751

Collective Investment Account
Cash & cash equivalents	$2,618,871	$—	$—	$2,618,871
Collective short-term investment fund (e)	—	16,270,923	—	16,270,923
Corporate bonds	—	805,967	—	805,967
Preferred stocks	2,348,129	—	—	2,348,129
Common stocks
Large company stocks	289,319,398	—	—	289,319,398
Mid & small company stocks	223,386,745	—	—	223,386,745
Foreign company stocks	104,563,257	—	—	104,563,257
Real estate	2,306,236	—	—	2,306,236
Total investments at fair value	$624,542,636	$17,076,890	$—	$641,619,526

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
DC Investment Account
Cash & cash equivalents	$77,561	$—	$—	$77,561
Mutual funds
Diversified bond funds	131,979,234	—	—	131,979,234
Mid & small company U.S. stock funds	128,125,137	—	—	128,125,137
Diversified foreign stock funds	197,180,652	—	—	197,180,652
Collective trust funds
Diversified bond funds (a)	—	534,361,443	—	534,361,443
Large company U.S. stock funds (b)	—	404,882,456	—	404,882,456
Mid & small company U.S. stock funds(c)	—	101,524,493	—	101,524,493
Diversified foreign stock funds (d)	—	161,077,671	—	161,077,671
Company common stock	323,576,699	—	—	323,576,699
Interest in Collective Investment Account
Cash & cash equivalents	1,231,189	—	—	1,231,189
Collective short-term investment fund (e)	—	7,543,901	—	7,543,901
Preferred stock	1,321,247	—	—	1,321,247
Common stock	267,438,142	—	—	267,438,142
Investment contracts with insurance companies
Guaranteed investment contracts	—	—	234,425,717	234,425,717
Synthetic investment contracts	—	222,075,552	—	222,075,552
Total investments at fair value	$1,050,929,861	$1,431,465,516	$234,425,717	$2,716,821,094

Collective Investment Account
Cash & cash equivalents	$2,503,353	$—	$—	$2,503,353
Collective short-term investment fund (e)	—	15,338,874	—	15,338,874
Preferred stocks	2,686,467	—	—	2,686,467
Common stocks
Large company stocks	207,808,310	—	—	207,808,310
Mid & small company stocks	176,538,140	—	—	176,538,140
Foreign company stocks	159,023,024	—	—	159,023,024
Real estate	407,542	—	—	407,542
Total investments at fair value	$548,966,836	$15,338,874	$—	$564,305,710

a)
This fund’s strategy is to invest in a diversified portfolio of fixed income securities including investment grade bonds, inflation index bonds, high yield bonds and foreign bonds. The fund allows for daily liquidation with no additional notice required for redemption.

b)
This fund’s strategy is to invest in large sized stocks and seeks a balance between value and growth investment styles. 85% of the portfolio is managed passively. The fund allows for daily liquidation with no additional notice required for redemption.

c)
This fund’s strategy is to invest in mid and small sized stocks, balancing value and growth investment styles. The 70% small company component is actively managed while the 30% mid cap stocks component is passively managed. The fund allows for daily liquidation with no additional notice required for redemption.

d)
This fund’s strategy is to invest in companies based outside the U.S. in both developed and emerging market countries. 55% of the portfolio is actively managed and 45% is passively managed. The fund allows for daily liquidation with no additional notice required for redemption.

e)	The strategy of the short-term investment fund is to invest in high-quality, short-term securities. The fund allows for daily liquidation with no additional notice required for redemption.

Level 3 Assets

The table below sets forth a summary of changes in the fair value of the DC Investment Account’s Level 3 assets for the year ended December 31, 2013:

Guaranteed Investment Contracts
Balance, beginning of year	$234,425,717
Interest credited	5,287,990
Unrealized net losses relating to instruments still held at the reporting date	(1,415,800)
Purchases	115,000,000
Sales	(97,865,495)
Balance, end of year	$255,432,412

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values of those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contracts	$255,432,412	Discounted Cash Flow	Credit Adjusted Discount Rates Current Crediting Rates Duration Payout Date Payout Percentage	0.068 - 1.621 1.16 - 3.03 0.25 - 4.75 3/31/14 - 10/1/18 13%-100%	0.71%

The significant unobservable inputs used in fair value measurements of the Plan’s guaranteed investment contracts includes current crediting rates, contract duration and credit adjusted discount rates. Significant increases (decreases) in any of those inputs in isolation could result in a significantly lower (higher) fair value measurement.

6.    ADMINISTRATION

The Master Trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund.

7.    RELATED PARTY TRANSACTIONS

Through the Master Trust, certain Plan investments are shares of collective trust funds managed by the Trustee. In addition, the Recordkeeper was paid administrative fees in the Plan year. As defined by ERISA, any person or organization which provides these services to the Plan qualifies as a related party-in-interest. The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

8.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and negotiated contracts.

9.    TAX STATUS

The Plan obtained its latest determination letter on May 31, 2011, in which the Internal Revenue Service stated that the Plan and related Trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, the Company believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for the years prior to 2010.

10.    TRANSFER TO OTHER PLAN

Assets transferred to the following plan in 2013:

Plan Name	Transfer Date	Assets Transferred to Other Plans
ITW Savings and Investment Plan (SIP)	Various	$(730,593)
Total transfers from other plans		$(730,593)

Assets transferred to SIP represent transfers of individual participant account balances due to changes in job classification.

11.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	As of December 31
	2013	2012
Net assets available for benefits per the financial statements	$16,399,089	$18,126,712
Adjustment to fair value for fully benefit-responsive investment contracts	41,194	46,790
Net assets available for benefits per the Form 5500	$16,440,283	$18,173,502

The following reconciles net investment income per the financial statements to the Form 5500 for the year ended December 31, 2013:

Net investment income per the financial statements	$1,881,595
Adjustment to fair value for fully benefit-responsive investment contracts at:
December 31, 2013	41,194
December 31, 2012	(46,790)
Net investment income per the Form 5500	$1,875,999

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value.

12.    SUBSEQUENT EVENTS

Effective in 2014, participant assets and account balances pertaining to the Industrial Packaging Group were transferred out of the Plan. The assets that were transferred out of the Plan total approximately $1,000,000.

The Company evaluated subsequent events from December 31, 2013 through the date these financial statements were available to be issued. Except as described above, there were no subsequent events that would require recognition or disclosure in these financial statements.

Schedule

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2013

Employer Identification Number 36-1258310, Plan Number 039

Identity of Issuer/Description of Investments	Current Value
*Notes Receivable from Participants**	$945,876

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at
December 31, 2013, lowest 3.25% to highest 8.25%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 26, 2014.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 26, 2014	By: /s/ Karen Tulloch
Karen Tulloch
Vice President, Human Resources